UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

CSW Energy, Inc.	REPORT FOR PERIOD
CSW International, Inc.	January 1, 2004 to March 31, 2004
Columbus, Ohio 43215

File No 070-9091	PURSUANT TO RULE 24

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), and CSW International, Inc. (“CSW International”). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1)	Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2)	Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3)

Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887. None.

(4)	The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5)	Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

Exhibit A

CSW Energy, Inc.
Balance Sheet
March  31, 2004
(Unaudited)
($000's)

Assets

Current Assets:
Cash and Cash Equivalents	$ 7,271
Accounts Receivable	4,119
Prepaid Expenses and Other	1,160

Total Current Assets	12,550

Investments In and Advances to Energy Projects	108,790

Notes Receivable - Affiliate	57,773

Other Assets:
Construction in Progress and Project Development Costs	497
Property, Plant, and Equipment, net	100,553
Tax Benefit	3,180
Other	6,371

Total Other Assets	110,601

Total Assets	$ 289,714

Liabilities and Shareholder's Equity (Deficit)

Current Liabilities:
Accounts Payable	$ 3,595
Accrued Liabilities and Other	4,724

Total Current Liabilities	8,319

Notes Payable - Affiliate	86,946
Long-term Debt	114,198
Deferred Income Taxes	67,401
Other	16,125

Total Liabilities	292,989

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	87,566
Accumulated Deficit	(90,842)

Total Shareholder's Equity (Deficit)	(3,275)

Total Liabilities and Shareholder's Equity (Deficit)	$ 289,714

Exhibit B

CSW International, Inc.
Consolidated Balance Sheet
March 31, 2004
(Unaudited)
($000's)

ASSETS

Current Assets:
Cash and Cash Equivalents	$ 1,926
Accounts Receivable	16
Accounts Receivable - Affiliated (net)	72
Prepayments and Other	233

Total Current Assets	2,247

Other Assets:
Deferred Tax Benefit	88,395
Other	2

Total Other Assets	88,397

Total Assets	$ 90,644

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts Payable	$ 11
Advances from Affiliates	42,951
Accounts Payable - Affiliated	1,235
Accrued Taxes Payable	22,179
Other	13,385

Total Current Liabilities	79,761

Capitalization:
Common Stock	1
Paid-in Capital	179,457
Accumulated Deficit	(168,575)

Total Capitalization	10,883

Total Liabilities and Capitalization	$ 90,644

Exhibit C

CSW Energy, Inc.
Statement of Operations
For the Twelve Months Ended
March 31, 2004
(Unaudited)
($000's)

OPERATING REVENUE:
Electric Revenues	$ 12,997
Equity in Income from Energy Projects	21,788
Operating and Maintenance Contract Services	13,211
Other	555

Total Operating Revenue	48,551

OPERATING EXPENSES:
Operating, Maintenance and Supplies	10,314
Depreciation and Amortization	7,315
Salaries, Wages and Benefits	4,709
General and Administrative	11,669

Total Operating Expenses	34,007

INCOME FROM OPERATIONS	14,544

OTHER INCOME (EXPENSE):
Interest Income	3,348
Interest Expense	(7,846)
Provision for Asset Impairment	(70,000)
Other	10,285

Total Other Expense	(64,213)

LOSS BEFORE INCOME TAXES	(49,669)

INCOME TAX BENEFIT	(22,925)

LOSS BEFORE DISCONTINUED OPERATIONS AND
CUMULATIVE EFFECT OF ACCOUNTING CHANGE	(26,744)

DISCONTINUED OPERATIONS, NET OF TAX	(5,245)

CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF TAX	(120)

NET LOSS	$ (32,109)

Exhibit D

CSW International, Inc.
Statement of Income
For the Twelve Months Ended March 31, 2004
(Unaudited)
($000's)

Operating Revenues - Equity Earnings	$ -

Operating Expenses:
General and Administrative	2,883

Operating Loss	(2,883)

Other Income (Expense):
Adjustment to Investment Value Impairment Losses	27
Interest Income	2,532
Proceeds from Sale of Vale	1,000
Interest Expense	(620)
Other	669

Total Other Income	3,608

Income Before Income Taxes	725

Income Tax Benefit	(12,796)

Net Income	$13,521

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 24th day of May, 2004.

S I G N A T U R E

CSW Energy, Inc.
CSW International, Inc.

/s/ Stephen P. Smith

Stephen P. Smith
Treasurer